                             As filed on July 29, 1998

                                                       File No.
                                                                ----------------

                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                 --------------------------------------------------

                          FORM U-1 APPLICATION/DECLARATION
                                       UNDER
                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ----------------------------------------------------

                             New Century Energies, Inc.
                              1225 Seventeenth Street
                               Denver, CO 80202-5534

                     (Names of companies filing this statement
                   and addresses of principal executive offices)

                ----------------------------------------------------

                             New Century Energies, Inc.

                  (Name of top registered holding company parent)

                ----------------------------------------------------

                            Teresa S. Madden, Controller
                             New Century Energies, Inc.
                              1225 Seventeenth Street
                            Denver, Colorado  80202-5534

                      (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


William M. Dudley, Esq.                      William T. Baker, Jr., Esq.
New Century Services, Inc.                   Reid & Priest LLP
1225 Seventeenth Street                      40 West 57th Street
Denver, Colorado  80202-5534                 New York, New York  10019-4097

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                                 TABLE OF CONTENTS

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TABLE OF CONTENTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . I

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION. . . . . . . . . . . . . . . . . 1
A. BACKGROUND:  PRIOR ORDERS . . . . . . . . . . . . . . . . . . . . . . . . 1
   1. File No. 70-8787 . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
   2. File No. 70-9007 . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

B. PROPOSED MODIFICATIONS TO PRIOR ORDERS; APPLICABILITY OF PROPOSED
TRANSACTIONS TO PENDING AND FUTURE NCE FINANCING APPLICATIONS. . . . . . . . 3

C. EXISTING INTERESTS IN COMPANIES THAT ARE OR WILL BECOME FUCOS AND EWGS. . 4
   1. FUCOs. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
      a. Yorkshire Electricity . . . . . . . . . . . . . . . . . . . . . . . 4
      b. IPC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
   2. EWGs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
      a. Quixx EWGs. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
         i. Jamaica Project. . . . . . . . . . . . . . . . . . . . . . . . . 6
         ii. Mustang Station . . . . . . . . . . . . . . . . . . . . . . . . 6
      b. Central Piedra Buena. . . . . . . . . . . . . . . . . . . . . . . . 7

D. RISK PROFILE OF NCE'S INVESTMENTS IN FUCOS AND EWGS . . . . . . . . . . . 7
   1. The Project Review Process . . . . . . . . . . . . . . . . . . . . . . 7
   2. Risk Mitigation of FUCOs and EWGs. . . . . . . . . . . . . . . . . . . 9
      a. Operating risks . . . . . . . . . . . . . . . . . . . . . . . . . . 9
      b. Construction risks. . . . . . . . . . . . . . . . . . . . . . . . . 9
      c. Commercial risks. . . . . . . . . . . . . . . . . . . . . . . . . .10
      d. Financial risks . . . . . . . . . . . . . . . . . . . . . . . . . .10
      e. Interest rate risk. . . . . . . . . . . . . . . . . . . . . . . . .11
      f. Foreign currency exchange risk. . . . . . . . . . . . . . . . . . .11
      g. Legal risks . . . . . . . . . . . . . . . . . . . . . . . . . . . .11
      h. Country risks . . . . . . . . . . . . . . . . . . . . . . . . . . .12
      i. Portfolio diversification . . . . . . . . . . . . . . . . . . . . .12
   3. Case Study:  Yorkshire Electricity . . . . . . . . . . . . . . . . . .13

E. POTENTIAL INVESTMENTS IN ADDITIONAL EXEMPT PROJECTS . . . . . . . . . . .14

ITEM 2. FEES, COMMISSIONS, AND EXPENSES. . . . . . . . . . . . . . . . . . .16

ITEM 3. APPLICABLE STATUTORY PROVISIONS. . . . . . . . . . . . . . . . . . .16

A. GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . . . . .16

B. COMPLIANCE WITH RULE 53(c). . . . . . . . . . . . . . . . . . . . . . . .16


   1. The Proposed Transactions Will Not Have a Substantial Adverse Impact
   Upon the Financial Integrity of the NCE System. . . . . . . . . . . . . .17
      a. Key financial ratios/benchmarks . . . . . . . . . . . . . . . . . .17
         i. Capitalization ratios. . . . . . . . . . . . . . . . . . . . . .17
         ii. Consolidated retained earnings. . . . . . . . . . . . . . . . .19
         iii. Rule 53(b) factors . . . . . . . . . . . . . . . . . . . . . .19
         iv. Other indicators. . . . . . . . . . . . . . . . . . . . . . . .19
      b. Market assessment of NCE. . . . . . . . . . . . . . . . . . . . . .20
         i. Assessment of growth and earnings. . . . . . . . . . . . . . . .20
         ii. Dividend Payout Ratio . . . . . . . . . . . . . . . . . . . . .20
   2. The Proposed Transactions Will Not Have an Adverse Impact on Any
   Utility Subsidiary of NCE, or its Customers, or on the Ability of NCE's
   State Public Utility Commissions to Protect Such Customers. . . . . . . .21
      a. Insulation from risk. . . . . . . . . . . . . . . . . . . . . . . .21
      b. NCE Operating Company financial integrity . . . . . . . . . . . . .22
         i. Debt/equity ratios . . . . . . . . . . . . . . . . . . . . . . .22
         ii. Earnings coverages. . . . . . . . . . . . . . . . . . . . . . .22
         iii. Security ratings . . . . . . . . . . . . . . . . . . . . . . .23
      c. NCE Operating Companies' capital needs. . . . . . . . . . . . . . .24
      d. Adequacy of State Commission oversight. . . . . . . . . . . . . . .24

C. Compliance with Rule 54 . . . . . . . . . . . . . . . . . . . . . . . . .26

ITEM 4. REGULATORY APPROVAL. . . . . . . . . . . . . . . . . . . . . . . . .27

ITEM 5. PROCEDURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .27

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . .27

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS. . . . . . . . . . . . . . .28

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28


Item 1.        DESCRIPTION OF PROPOSED TRANSACTION

     New Century Energies, Inc. ("NCE"), a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), is a combination electric and gas utility holding company, engaged through its utility subsidiaries in the generation, transmission, distribution, and sale of electric energy to approximately 1.6 million customers in portions of the states of Colorado, Texas, New Mexico, Wyoming, Oklahoma, and Kansas, and the transmission, distribution, sale, and transportation of natural gas to approximately 1.0 million customers in the states of Colorado and Wyoming. The utility operating companies of NCE, each of which are wholly-owned, are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company ("SPS"), and Cheyenne Light, Fuel and Power Company ("Cheyenne") (each individually an "NCE Operating Company" and collectively the "NCE Operating Companies"). NCE also has a number of direct and indirect non-utility subsidiaries.

     In this Application/Declaration, NCE requests that the Commission exempt it from the requirements of Rule 53(a)(1), with respect to the investing by NCE of proceeds from its financings and the issuance of its guarantees authorized by the Commission in File No. 70-9007, by allowing NCE to have an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), as calculated in accordance with Rule 53(a)(1)(i), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53
(a)(1)(ii).(1)

A.   BACKGROUND:  PRIOR ORDERS

     1.   FILE NO. 70-8787

     By order (HCAR No. 26748) issued in File No. 70-8787 (the "Merger File") on August 1, 1997 (the "Merger Order"), the Commission approved of the combination of PSCo and SPS through the formation of NCE (the "Merger"). The Commission also approved various related transactions, including NCE's retention of the following subsidiaries:

     - NC Enterprises, Inc. ("NC Enterprises"). NC Enterprises, which is wholly-owned by NCE, is an intermediate holding company formed to hold the non-regulated subsidiaries within the NCE system, including New Century International, Inc., Quixx Corporation, and e prime, inc.(2)

     - New Century International ("NCI"). NCI, formerly a subsidiary of PSCo, is wholly-owned by NC Enterprises. NCI owns a 50% interest in Yorkshire Power Group
--------------------
(1) The terms "exempt wholesale generator" ("EWG") and "foreign utility company" ("FUCO") are defined, respectively, in Sections 32(a) and 33(a) of the Act.
(2) In the Merger File, NCE listed NC Enterprises as one of three alternative NCE companies that would hold the NCE system's interest in NCI. In File No. 70-9193, NCE, PSCo, and NC Enterprises clarified NCE's intention that NC Enterprises would directly hold NCI, and obtained the Commission's authorization to transfer NCI from PSCo to NC Enterprises through a sale. Such sale was at net book value, and NC Enterprises issued a note to PSCo as consideration for the securities of NCI. SEE HCAR No. 26871 (May 14, 1998).

          Limited ("YPG"), which through a wholly-owned subsidiary, Yorkshire Holdings plc, owns Yorkshire Electricity Group plc ("Yorkshire Electricity"), a regional electric company operating in the United Kingdom. NCI also owns a minority interest in Independent Power Corporation plc ("IPC"), a British company that is in the business of developing, owning, and operating foreign electric generating plants.

     - Quixx Corporation ("Quixx"). Quixx, formerly a subsidiary of SPS and now a wholly-owned subsidiary of NC Enterprises, organizes and finances subsidiaries to invest in EWGs, FUCOs, qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act ("PURPA"), and other energy-related projects. In connection therewith, Quixx engages in a variety of project development activities. In the Merger U-1, NCE indicated that Quixx would not acquire an interest in any new project unless the acquisition was either approved by the Commission or was exempt from the requirement of obtaining such approval.

     - e prime, inc. ("e prime"). e prime, a wholly-owned subsidiary of NC Enterprises, directly and through subsidiaries provides a variety of energy services, and through subsidiaries, owns interests in EWGs and one QF. e prime was formerly a subsidiary of PSCo, and is now held by NC Enterprises.


For convenience, NCI, Quixx, e prime, and NC Enterprises will each be referred to herein as an "NCE Company" and collectively as the "NCE Companies."

     2.   FILE NO. 70-9007

     By order dated August 1, 1997 (HCAR No. 26750) (the "Financing Order"), the Commission authorized, among other things, (i) external financings by NCE, its utility operating company subsidiaries, and certain of its non-utility subsidiaries (the "External Financings"), and (ii) intrasystem financing arrangements, including guarantees, between NCE and its subsidiaries and between NCE subsidiaries. The External Financings included (i) the issuance by NCE of common stock, par value $1.00 per share, for an aggregate offering price of up to $535 million (exclusive of common stock issued for benefit plans and dividend reinvestment plans), and (ii) short-term debt aggregating not more than $100 million outstanding at any one time, which limit is to increase by an additional $125 million in the event that PS Colorado Credit Corporation ("PSCCC"), presently a subsidiary of PSCo, becomes a direct subsidiary of NCE. NCE also obtained authorization to enter into guarantees, obtain letters of credit, enter into expense agreements, or otherwise provide credit support for the obligations of its system companies (the "Guarantees"), in an aggregate principal amount not to exceed $300 million outstanding at any one time. The authorizations in the Financing Order, including those identified above, are generally to extend through December 31, 1999.

     The Commission in the Financing Order authorized NCE to invest proceeds from its financings in, and to guarantee the obligations of, EWGs and FUCOs. This authorization, however, only applies where NCE satisfies the safe harbor established in Rule 53(a)(1) - I.E., where NCE's aggregate investment in EWGs and FUCOs does not exceed 50% of NCE's retained earnings.

     By post-effective amendment in File No. 70-9007, NCE requested authorization to, among other things, increase the two External Financing limits to the following: (i) $745 million for common stock issuances by NCE (exclusive of common stock issued for benefit plans and dividend reinvestment plans), and
(ii) $200 million for short-term debt issuances and sales with the retention of the $125 million increase in the event that PSCCC becomes a direct subsidiary of NCE. By order dated May 14, 1998 (HCAR No. 26872), the Commission approved these requested authorizations.

     Concurrent with the filing of this Application/Declaration, NCE will file a post-effective amendment in File No. 70-9007 to raise certain of its financing limits.

B. PROPOSED MODIFICATIONS TO PRIOR ORDERS; APPLICABILITY OF PROPOSED TRANSACTIONS TO PENDING AND FUTURE NCE FINANCING APPLICATIONS

     As of December 31, 1997, NCE's aggregate investment in EWGs and FUCOs, PRO FORMA to include NCE's initial investments in Yorkshire Electricity and IPC, was approximately $364.4 million, and its average consolidated retained earnings were approximately $715.6 million. NCE's aggregate investment, including Yorkshire Electricity and IPC, PRO FORMA, would be slightly in excess of the 50% limit in Rule 53(a)(1).(3) On the other hand, if NCE had authority to make aggregate investments in EWGs and FUCOs in an amount equal to 100% of its consolidated retained earnings using proceeds from its external financings or other credit-supported arrangements, as of December 31, 1997, NCE could have invested an additional $351.2 million.

     NCE believes that, at this stage of the restructuring of the electric industry both in this country and abroad, it is critical that it have the flexibility to increase its aggregate investment in new EWGs and FUCOs in order to create maximum shareholder value. Domestically, a number of utilities are divesting generation assets, creating expansion opportunities outside of the NCE Operating Companies' service territories. In this connection, NCE has made a strategic decision to seek to expand the scope and size of its commodity services business.(4) The achievement of this goal would be facilitated by NCE having greater flexibility to purchase generating assets outside of the NCE Operating Companies' service territories. Because of the integration requirements of the Act, the generating assets that NCE may seek to acquire would likely need to be qualified as EWGs, potentially triggering the limitations of Rule 53. Outside of the United States, investment opportunities exist due to privatizations being pursued by various foreign governments as well as an expanding need for electricity in emerging markets. Any "utility assets" that the NCE Companies seek to acquire outside of the United States may need to be qualified either as EWGs or FUCOs.(5)
--------------------
(3) The ratio of NCE's aggregate investment to its consolidated retained earnings equals 50.9%. The event that caused the NCE system to exceed 50% of consolidated retained earnings was the imposition of a U.K. government-mandated windfall tax on Yorkshire Electricity, which is discussed below, not a new investment.
(4) NCE's commodity services business consists of both generation assets and energy marketing operations.
(5) Alternatively, NCE might obtain an exception under Section 3(b) of the Act for a foreign utility company.

     Thus, in view of the unavailability of financing capacity under the Rule 53(a)(1) limitation to make additional investments in EWGs and FUCOs requiring NCE financing funds or other NCE financial support, NCE requests that the Commission issue an order pursuant to Rule 53(c) under the Act exempting NCE from the requirements of Rule 53(a)(1), with respect to the investment by NCE of the proceeds of the External Financings and the Guarantees authorized by the Commission in File No. 70-9007, as those authorizations may be extended and/or expanded in the future. Said exemption will allow NCE to have an aggregate investment in EWGs and FUCOs, as calculated in accordance with Rule 53(a)(1)(i), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53 (a)(1)(ii). As demonstrated in this Application/Declaration, NCE satisfies the applicable standards under the Act for removal of the 50% limitation.

C.   EXISTING INTERESTS IN COMPANIES THAT ARE OR WILL BECOME FUCOS AND EWGS

     1.   FUCOS

          a.   YORKSHIRE ELECTRICITY

          NCE indirectly owns 50% of Yorkshire Electricity, a regional electricity company serving approximately 2.1 million customers in England. Yorkshire Electricity's distribution territory covers approximately 4,180 square miles of northeast England. It was one of the twelve regional electricity companies created in 1990 by the British government as part of the privatization of the electric utility industry in England and Wales. Yorkshire Electricity is primarily a distribution and supply company, purchasing most of its electricity requirements from third-party generators.

          PSCo, through its then wholly-owned subsidiary NCI, acquired NCE's present interest in Yorkshire Electricity prior to the consummation of the Merger in a 50-50 joint venture transaction with AEP Resources, Inc. ("AEP Resources"), a subsidiary of American Electric Power Company, Inc. ("AEP"), for an aggregate purchase price of approximately $2.4 billion. To accomplish this acquisition through a tender offer, PSCo and AEP Resources established Yorkshire Holdings plc ("Yorkshire Holdings"), a U.K. company. Yorkshire Holdings' sole shareholder is Yorkshire Power Group Limited ("YPG"), also a U.K. company. Through NCI, PSCo originally owned, and NCE through NC Enterprises now owns, 50% of YPG, and AEP Resources owns the remaining 50%.

          The purchase price for the outstanding shares of Yorkshire Electricity was financed (a) by bank loans made to YPG (pre-Merger), which have been substantially refinanced in part through the sale of medium- and long-term debt (post-Merger), and (b) through equity contributions made by PSCo (through its then wholly-owned subsidiary NCI) and AEP Resources. Debt issued by YPG has not been guaranteed by, nor is otherwise recourse to, NCE and/or PSCo or any other NCE Operating Company. YPG's success in obtaining investment-grade non-recourse financing for its investment in Yorkshire Electricity indicates that the market assesses the overall quality of that investment favorably.

          At the time of acquisition, NCI invested $362.4 million for 50% of the equity of YPG. PSCo funded its equity investment in YPG primarily through $250 million of publicly issued secured medium-term notes with varying maturities and drawings of approximately $110 million on its short-term lines of credit pursuant to its short-term credit agreement with Bank of America, as agent.

          With the exception of the loss associated with a windfall tax in 1997,(6) Yorkshire Electricity has made, and NCE anticipates that Yorkshire Electricity will continue to make, a positive contribution to NCE's earnings per share. Ongoing operations of Yorkshire Electricity positively impacted NCE's 1997 earnings by approximately $25.4 million after borrowing costs and income taxes, or $0.24 per average share of common stock outstanding. In fact, NCE believes that it and its partner, AEP Resources, can through the sharing of best practices improve Yorkshire Electricity's already strong performance. Moreover, in addition to providing NCE with a relatively stable source of income in the future, NCE believes that there are lessons for it to learn, which can be applied to the operations of the NCE Operating Companies, from the approaches that Yorkshire Electricity takes in response to the deregulation of the electric utility industry occurring in the U.K.

          Prior to the announcement of the intention of Yorkshire Holdings to offer to acquire the outstanding shares of Yorkshire Electricity, Standard & Poor's and Moody's Investors Service rated the senior unsecured debt of Yorkshire Electricity AA and Aa3, respectively. As expected, after the announcement of the takeover bid, both rating agencies placed these ratings on review for possible downgrade. On October 1, 1997, Standard & Poor's issued revised ratings for Yorkshire Electricity of BBB+ and on October 6, 1997, Moody's issued revised ratings for Yorkshire Electricity of Baa1. Standard & Poor's indicated that the downgrade reflected the impact of higher financial leverage on Yorkshire Electricity's future debt-servicing capacity.(7)

          b.   IPC

          NCE, through NCI, owns a 22% interest in IPC, a company organized under the laws of the United Kingdom. As discussed in the Merger File, NCI obtained this interest prior to
--------------------
(6) In the general election held in the United Kingdom on May 1, 1997, as was expected, the Labour Party won control of the government with a considerable majority. Prior to the general election, the Labour Party had announced, and PSCo was aware, that if elected, the Labour Party would impose a windfall tax on certain industries in the United Kingdom, including certain privatized business entities. On July 2, 1997, the one-time windfall tax was introduced in the Labour Party's Budget and on July 31, 1997, it became law. The windfall tax was intended to effect a recovery of funds by the government due to the purported undervaluing of the companies subject to the tax when they were privatized by the government via public stock offerings in 1990. The windfall tax liability for Yorkshire Electricity was approximately 135 million pounds sterling ($221 million). The tax is payable in two equal installments: the first installment was paid in December 1997, and the second installment is due in December 1998. Yorkshire had sufficient cash to pay the first installment without the need for additional long-term borrowings or equity contributions from NCE, and NCE believes that Yorkshire Electricity will likewise have sufficient cash to pay the second installment without additional long-term borrowings or equity contributions by NCE. NCE's $110.6 million share of the windfall tax was recorded as an extraordinary item in NCE's consolidated condensed statement of income included in NCE's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

(7) The Commission took cognizance of the downgrade of Yorkshire Electricity in File No. 70-9021, wherein it authorized American Electric Power Company, Inc. to make investments in EWGs and FUCOs up to 100% of its retained earnings. SEE HCAR No. 26864 (April 27, 1998) at 4 n. 10. The present ratings of both Yorkshire Electricity and YPG are set out in Exhibit H-2.

the merger of PSCo and SPS. Formed in 1995, IPC is engaged in the business of developing, owning, and operating independent generation projects outside of the U.S., primarily in Latin America and Central Asia. IPC's primary focus to date has been on purchasing interests in and operating existing projects. IPC, through a subsidiary, previously owned a 50% interest in the Karaganda GRES 2 Power Plant, a 608 MW coal-fired facility in central Kazakstan, which it sold last year.(8)

     2.   EWGS

          a.   QUIXX EWGS

               i.   JAMAICA PROJECT

               Quixx Jamaica, Inc. owns a 99% limited partnership interest in KES Jamaica, L.P., an EWG which owns a 42.3 MW oil-fired combustion turbine generating plant located in Montego Bay, Jamaica, W.I. (the "Jamaica Project"), which sold electricity to Jamaica Public Service ("JPS") under an agreement that expired on December 31, 1997. The remaining 1% general partnership interest is owned by KES Montego, Inc. Quixx Jamaica, Inc. and KES Montego are wholly-owned subsidiaries of Quixx. Quixx acquired its interest in Quixx Jamaica in 1994, and its interest in KES Montego in 1997. In connection with the expiration of the power sales agreement to JPS, Quixx is in the process of winding up its activities with respect to the Jamaica Project. Quixx's original investment with respect to the Jamaica Project was approximately $10.8 million.

               ii.  MUSTANG STATION

               Quixx indirectly owns 50% of the general and limited partnership interests in Denver City Energy Associates, L.P. ("Denver City"), an EWG that will own a 50% interest in a 488 MW gas-fired combined cycle facility - Mustang Station - under construction near Denver City, Texas. Mustang Station is scheduled to be placed into commercial operation in late spring of 1999. Quixx and LS Power, LLC (its unaffiliated partner in Denver City) jointly developed this project and arranged for its financing. Funding for construction of Mustang Station is being provided to Denver City by a group of banks, which is non-recourse to NCE and the NCE Operating Companies.

               When the plant is complete, Golden Spread Electric Cooperative, Inc. will purchase an undivided 50% interest in the plant and will purchase the electricity produced therein for use by its member cooperatives in the South Plains and Panhandle of Texas and in the Oklahoma Panhandle. Mustang Station will be brought on line in two phases: 288 MW from two combustion turbines expected to be in service in late spring, 1999; and approximately 200 MW from steam generation in the winter of 2000.


--------------------

(8) e prime, through a subsidiary, also previously owned a 25% interest in this facility, which it had qualified as an EWG. e prime's interest was sold with IPC's.

          b.   CENTRAL PIEDRA BUENA

          By virtue of its ownership in IPC, NCI acquired a 22% ownership interest in Independent Power International Ltd. ("IPI") for no additional investment.(9) IPI was established under the laws of the Jersey Islands by the owners of IPC. IPI owns a 39% interest in Central Piedra Buena, a 620 MW gas-fired plant in Bakia Blanca, Argentina, that is in operation. IPI's acquisition was financed through a loan by IPC.

          In addition, e prime currently owns two EWGs, e prime projects international, inc. ("EPI") and e prime operating, inc. ("EPO"). EPI wholly owns EPO; it does not carry on any independent operations. EPO is an EWG by virtue of its agreement to operate Central Piedra Buena.

D.   RISK PROFILE OF NCE'S INVESTMENTS IN FUCOS AND EWGS

     Earlier this year, NCE adopted a comprehensive new Business Growth & Development Process to evaluate all new business opportunities, including potential investments in EWGs and FUCOs. Investments in EWGs and other independent power production facilities, particularly foreign projects, and FUCOs involve a variety of risks that historically have not been present in the traditional, regulated, electric utility industry in this country. The NCE Business Growth & Development Process, which reflects PSCo and SPS pre-Merger best practices, including in particular those utilized by PSCo in acquiring its interest in Yorkshire Electricity, identifies and addresses (I.E., limit and/or mitigate) these risks as they relate to both domestic and, more significantly, foreign projects. The following is a discussion of these procedures and risks.

     1.   THE PROJECT REVIEW PROCESS

     Every potential EWG (both domestic and foreign) and FUCO investment opportunity (in this Section I.D., each a "Project") considered by NCE or any one of the NCE Companies is subjected to several stages of formal review to ensure both the alignment of the Project with NCE strategic objectives and the appropriate assessment of both the risks and rewards for the Project. This process is documented in NCE's Business Growth & Development Process, which applies to the review of all new business opportunities, not simply to Projects. The Business Growth & Development Process includes a detailed framework for each phase of the Project development cycle. This process has been reviewed and approved by NCE's executive management and has been reviewed with NCE's Board of Directors and the board's Finance and Audit Committees.

     Initially, at the conceptual stage in the assessment of a proposed Project, an NCE Company, in conjunction with the Business Growth & Development staff, must make a preliminary determination as to whether the Project is consistent with NCE's strategic objectives and whether the Project's risk and rewards ratio will be acceptable. If deemed to be consistent with NCE's strategic objectives and the initial evaluation of the Project's risks and rewards ratio is acceptable, then the same parties are responsible for the preparation of a business concept document for the Project. The business concept

-------------------------
(9) Each of the owners of IPC owns IPI in proportion to their holdings in IPC.

document must address at a minimum the description of the business, the strategic fit with NCE objectives, a preliminary market assessment, a description of the Project's competition, initial financial analysis, critical success factors, risks, and exit strategies. Upon the completion of the business concept document, the NCE Strategy Council, comprised of top executives of NCE, must review it and make a determination that the Project is consistent with NCE's corporate strategic objectives, and, given the identified risks, has the requisite earnings potential to merit further review and development of a business case.

     After NCE Strategy Council approval of the business concept, the NCE Company sponsoring the Project, with the assistance of the Business Growth & Development staff, will develop a comprehensive business case for the Project. This business case, along with the results of the due diligence and risk assessment process performed in connection with the development of the business case, is to form the basis upon which the NCE Strategy Council and the NCE board of directors and/or its Finance Committee will approve of the proposed investment in the Project. The business case is to be a comprehensive identification and analysis of the strategic, market, operational, and financial components of the Project. In addition to an assessment of the Project, it will also include the identification of an exit strategy and identify initial Project implementation steps. Its scope will be driven by the size, complexity, and risk associated with the Project.

     As noted above, during the business case development phase of the Project review process, NCE will perform detailed Project due diligence and risk assessment using cross-functional Project Teams to identify and assess the major technical, financial, commercial, legal/regulatory, and political risks associated with a particular Project, as well as potential mitigating factors. Those on the Project Team are responsible for conducting or assuring the adequacy of due diligence on a Project; they will work in conjunction with appropriate advisors - E.G., engineers, accountants, attorneys, investment bankers - in evaluating a Project. The Project Teams will be comprised of personnel of the particular NCE Company sponsoring the Project and supporting personnel. Such supporting personnel may include outside consultants, as well as personnel from New Century Services, Inc. ("NCS"), NCE's service company subsidiary, or Utility Engineering Company ("UE"), an affiliate engaged in a variety of engineering, development, design, construction, and other related services for both affiliates and non-affiliates.

     Upon completion of the business case, a summary of the findings as well as a recommendation on whether, and if so, how to proceed will be presented to the NCE Strategy Council. Upon approval by the NCE Strategy Council, the investment will be assessed against pre-approved board investment criteria to determine the level of additional approvals, if any, that may be required. Depending on the magnitude of the investment in a Project, Finance Committee and full board approval may be necessary.

     The above process applies to all new NCE businesses including both foreign and domestic Projects. Due to the special risks associated with foreign Projects, additional factors are considered. Before any NCE company makes any investment in a foreign country, the business case must include an analysis of country risk, which will be presented to and reviewed by the NCE Strategy Council. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the extent to which there is a free market economy, the extent to which there is a developed local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and the potential for future partial sales of the investment interest to other investors. (10)

     2.   RISK MITIGATION OF FUCOS AND EWGS

     For all new Projects, as NCE expands its business in the future, NCE will carefully and systematically evaluate the potential risks of a Project in connection with the development of the business case before NCE or NCE Company funds are committed. The risks evaluated include those discussed below.

     At the outset, NCE would note that the various risks identified below relating to Projects generally and foreign Projects in particular can be mitigated in appropriate cases through partnering with other entities. Moreover, partnering may enable an NCE Company to spread development costs as well as risks, and to draw upon the resources and experience of others, in determining what Projects to pursue. As an example of this approach, PSCo partnered with AEP Resources when it evaluated the acquisition of Yorkshire Electricity, as has been discussed above.

          a.   OPERATING RISKS

          NCE limits Project development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Due diligence review of operating assumptions relating to a Project, including those relating to fuel supply and environmental effects, will be carried out by NCE Company, NCS, and UE personnel with experience in the technology being evaluated, supplemented as appropriate by the use of outside technical consultants. Where possible, the risk of changes in the price of fuel will be passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks may, as appropriate, be mitigated by equipment warranties and by casualty, business interruption, and other forms of insurance. Further, operating risk may be mitigated in some instances by an NCE Company's direct participation in the administration and operation of a Project; such direct involvement may enhance NCE's ability to identify and address developing and existing problems on a timely basis.

          b.   CONSTRUCTION RISKS


------------------------
(10) As a final observation, NCE would note that its Project review process may in many cases be replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis for a Project, since repayment of that debt will depend solely upon the success of a Project. Project debt maturities are commonly long-term, meaning that the lenders' exposure to the risks of a Project extends for many years after closing or completion of construction. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the Project against interruptions in revenues and other contingencies.

          As will be discussed below, in the foreign sector, NCE expects to focus on existing Projects as opposed to greenfield Projects. As a consequence, construction risks will not be a significant issue for most foreign Projects that NCE pursues.

          To the extent issues regarding construction risks arise, such risks are commonly mitigated by fixed-price contracts with milestones and performance guarantees (E.G., guaranteed heat rates and availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and track record of the construction contractor is an important consideration in this regard. In those cases where an NCE Company may serve as its own general construction contractor, it will look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

          c.   COMMERCIAL RISKS

          In competitive power markets electricity prices are determined by the economic laws of supply and demand. Accordingly, an NCE Company will conduct extensive investigations of the electricity markets in which Projects operate, either foreign or domestic. With respect to an EWG, an NCE Company will seek to ensure that the EWG will be capable of providing electricity at competitive rates in a non-regulated environment. An NCE Company will also assess the underlying economic parameters in specific markets to assure that there will be sufficient demand for the output of the EWG. In the past, most independent power projects have relied on or have had the ability to arrange a power purchase sales agreement for the entire output of a facility with a single power purchaser, normally the local utility company. Such commitments minimize the risk of variation in revenues, assuming that a facility meets expected operations. However, in the future it will likely not be possible to rely heavily on these types of agreements. Moreover, even where there is or where it is possible to arrange such a commitment, an NCE Company may make an assessment of the creditworthiness of the power purchaser over the life of the Project and may seek to have a contingency plan in the event of defaults. Moreover, an NCE Company will analyze the commitment to determine how it may be affected by operations, changes in regulatory law or other legal requirements, or other factors.

          d.   FINANCIAL RISKS

          An NCE Company will seek to mitigate the financial risks of Projects in a variety of ways. Generally, it will seek to secure the maximum amount of permanent debt financing for Projects that is available at reasonable cost and that is, by its express terms, non-recourse to NCE. This means that the non-recourse debt of each Project will be secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from NCE. This method of financing ensures that NCE's or an NCE Company's exposure to any Project is limited to the amount of its equity commitment, and that the NCE Operating Companies would bear no risk of a Project's failure or financial distress.(11)


--------------------------
(11) However, from time to time in the future, NCE may agree to provide Guarantees in connection with Project financings.

          In addition to the expected non-recourse nature of most Project debt financing, Project debt is carefully structured to meet, or match, the characteristics of the particular Project. For example, when the value of a Project depends on a long-term, fixed-price, power purchase agreement, the Project debt may be designed to be of a similar term, with scheduled debt payments covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing should be smaller, so that financial risk is not increased by excessive debt levels.

          e.   INTEREST RATE RISK

          A specific financing risk is the potential variability of interest rates. Interest rate variability can be addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging techniques that NCE may utilize would limit the impact that rising interest rates have on floating rate debt instruments. Diversification implies that liabilities will be spread among short- and long-term debt instruments, as well as fixed and floating interest obligations.

          f.   FOREIGN CURRENCY EXCHANGE RISK

          There are several ways in which NCE or an NCE Company may address the foreign currency exchange risk element, depending on the status of the target country. Initially, an NCE Company will seek to develop or acquire Projects where there is free convertibility of the local currency into U.S. dollars. In countries that do not have a history of stability in the management of their exchange policy, NCE may require that part or all of the revenue from a Project be payable in or indexed to hard currency (almost invariably U.S. dollars). Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under a power purchase agreement are actually made available by the central bank or ministry of finance.

          In other cases (YPG for example), some or all of the non-recourse Project debt may be borrowed in the same currency as the Project's revenues, thereby ensuring a match between debt service obligations and operating income. Where available, long-term currency swaps would provide a further hedging option for the equity component of the investment.

          g.   LEGAL RISKS

          Legal risks will be addressed by careful review of any investment by legal counsel, including local and international counsel where foreign Projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements.

          h.   COUNTRY RISKS

          In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, NCE thoroughly evaluates country risk before committing to invest in any foreign Project, and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and, depending on the level of investment, including NCE's Board of Directors before any investment occurs.
The country analysis also focuses specifically on the country's energy sector and on the government's support for private ownership in that sector.

          In some instances, an NCE Company will consider partnering with local entities who are experienced in doing business in the host country to mitigate risk. Local partners can in some situations reduce the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a Project. When funds for the Project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm the Project's viability.

          Political risk may be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence, or even "creeping" nationalization brought about by punitive regulation. An NCE Company will analyze the perceived risk and its costs and compare that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage, the NCE Company will attempt to procure such insurance.

          i.   PORTFOLIO DIVERSIFICATION

          NCE recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to Project development. However, NCE believes that diversification of both the type and location of Projects can mitigate risk. Accordingly, the NCE Companies will evaluate opportunities across countries and regions of the world. On the other hand, NCE may balance its diversification strategy with another goal - I.E., to develop regional expertise.

          In the foreign sector, while it is possible that NCE may invest in greenfield projects, the NCE Companies expect to target acquisitions of generating Projects that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of NCE's overall business by producing near-term earnings without significant development or construction risk. Moreover, NCE believes that it can, through the expertise and resources of the NCE Companies and other system companies, improve the operations of many existing generating Projects that are available.

     3.   CASE STUDY:  YORKSHIRE ELECTRICITY

     NCE's Business Growth & Development Process was developed post-Merger and after the acquisition of NCE's 50% indirect interest in Yorkshire Electricity. Nevertheless, that acquisition and the processes employed in connection with that acquisition served as a foundation for the development of the NCE Business Growth & Development Process, and illustrates the risk analysis outlined above.

     In assessing the commercial and operating risks of acquiring its interest in Yorkshire Electricity, PSCo was influenced by a number of factors, including Yorkshire Electricity's successful operating history since privatization and its strong competitive position. The transaction presented no significant construction risk since Yorkshire Electricity is an established company with operational utility facilities. Through detailed review of past financial and operational documentation, and through inquiry and other research performed in the U.K., PSCo determined that the general performance of Yorkshire Electricity's management was strong. PSCo, along with its partner AEP Resources, engaged in a substantial due diligence effort prior to the acquisition of Yorkshire Electricity. It employed financial and operational personnel as well as retaining U.S. and U.K. financial, legal, and accounting advisors. It concluded that all relevant risks were adequately mitigated. Moreover, in evaluating this opportunity, PSCo partnered with an entity having substantial size and resources, namely AEP Resources, a subsidiary of AEP.

     Yorkshire Electricity supplies and distributes electricity to 2.1 million customers in England. Yorkshire Electricity has been licensed under the Electricity Act to distribute and supply electricity in an authorized area. The U.K. Office of Electricity Regulations ("OFFER") regulates Yorkshire Electricity and other regional electric companies.

     The distribution of electricity is Yorkshire Electricity's core business and provides approximately 75% of its profitability. Regulation of the distribution business is subject to an annual rate cap formula based on changes in inflation less an efficiency factor. Regulatory review and reset of the formula is scheduled for 2000. The formula provides a partial price hedge against increased expenses and so helps reduce operating risk. Efficiency gains and cost reductions below the rate cap formula benefit Yorkshire Electricity's owners.

     The supply business in the United Kingdom currently is subject to competition for loads in excess of 100 kW. The business is scheduled to become competitive for all loads in 1998. Yorkshire Electricity currently has one of the lowest supply prices in the United Kingdom. Yorkshire Electricity purchases electricity in the wholesale market for its supply business and uses hedge contracts to minimize exposure to fluctuating electric prices. Yorkshire Electricity's policy is to hedge its forecasted load substantially by entering into hedging contracts with individual generators. This approach mitigates operating risk on the supply side.

     Financial risk was a key area of focus for PSCo in acquiring Yorkshire Electricity. First, over 70% of the acquisition price was funded with non-recourse debt. YPG borrowed approximately 1 billion UK pounds (US $1.5 billion) through a non-recourse loan and revolving facility. PSCo's financial risk was thus limited to its equity investment of approximately $362.4 million.

     Although the acquisition was initially funded with variable rate debt by YPG, PSCo, and AEP Resources expected that 70%-80% of the debt would be refinanced with fixed-rate medium- and long-term debt after a short period. In anticipation of that refinancing, YPG fixed the interest rate on 60% of the bank facility through interest rate swaps. A substantial portion of such refinancing has subsequently taken place.

     Foreign currency risk may continue to be minimized by borrowing in pounds sterling or, if in U.S. Dollars, hedging the conversion rate. For example, the original YPG credit facility was denominated in pounds, and when that facility was partially refinanced in 1998, a portion of the new security issuances was denominated in pounds. In addition, when PSCo made its commitment to invest in YPG, it hedged the conversion rate.

     Legal risks were deemed minimal because NCE did not believe that the United Kingdom presented any country specific political risks due to its established legal and regulatory framework.(12)

E.   POTENTIAL INVESTMENTS IN ADDITIONAL EXEMPT PROJECTS

     NCE intends to make substantial investments in EWGs (both domestic and foreign) and FUCOs and other independent power projects primarily for the following reasons:

     1. NCE has developed a strategy which requires it to expand the commodity services portion of its business. The commodity services business includes the generation and marketing of electricity. NCE has concluded that to remain competitive in the rapidly evolving electric commodity markets, it must increase the size and scale of its commodity services business in order to gain the economies to defray the necessary, but significant, infrastructure costs. Moreover, NCE believes that this focus on the commodity services business is consistent with its demonstrated strengths in owning and operating electric generating plants on a low-cost basis. In addition, in order to expand its electricity marketing business, NCE believes that it will be necessary to acquire additional physical assets outside of the NCE Operating Companies' existing service territory to support its marketing position. The assets that it acquires outside of the service territories of the NCE Operating Companies but within the United States may need to be qualified as EWGs, and as such will be subject to the Rule 53 investment limitations.

     2. Investments in EWGs and FUCOs will enable NCE to continue to expand its business despite uncertain growth prospects in the service territories of the NCE Operating Companies. Present projections indicate that the NCE Operating Companies will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings for the next three years.(13) Thus, acquisitions of EWGs and FUCOs present NCE with the


-------------------------
(12) At the time of the acquisition of Yorkshire Electricity, Public Service and AEP Resources were aware of the likelihood that the Windfall Tax would be imposed, and factored the imposition of that tax into its financial modeling for the acquisition.
(13) By order issued in File No. 70-9193 (HCAR No. 26871), the Commission authorized PSCo to sell its interest in NCI to NC Enterprises in exchange for a note issued by NC Enterprises. Such sale was at NCI's book opportunity to continue to grow through reinvestment of retained earnings in an industry sector in which NCE has about a century of experience, while at the same time diversifying overall asset risk.

     3. NCE's intended portfolio will be diversified by region and operating assets and will therefore have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market. NCE believes that its investments in EWGs and FUCOs will give NCE a larger and more diversified base for raising equity capital for future growth and expansion. Investments in EWGs and FUCOs will thus help NCE remain competitive as competition increases in the United States electric utility industry. Such investments in EWGs and FUCOs will not have a negative effect on NCE's ability to make any additional equity investments in the NCE Operating Companies that may be required in the future.

     4. Outside of the United States, NCE has and will likely purposely pursue investments in utility systems in geographical regions, such as the United Kingdom, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. NCE believes that the creation and maintenance of value for its shareholders will depend on the NCE Operating Companies' ability to continue to successfully operate their core business in the United States as that business becomes subject to increasing competition. NCE believes the experience it develops in markets that are already largely deregulated will ultimately help the long-term success of its core business. NCE expects that the lessons learned from these markets will provide NCE with insights about the market structures that produce efficient and equitable results for consumers and shareholders. These insights, in turn, will assist NCE and the NCE Operating Companies to effectively shape and respond to the restructuring of the electric industry in the United States.

     5. The actual use of the expanded investment authority cannot be determined at this time. Although the potential opportunities for EWG and FUCO investment are numerous, until the authority is received, firm commitments cannot be made to acquire or develop any specific Project that requires NCE-parent financing. Even with the ability to increase its aggregate investment to 100% of retained earnings, NCE will necessarily have to be selective in its investment choices. At this time, NCE is considering both domestic and foreign Projects. As noted above, selected Projects will have been thoroughly evaluated using NCE's Business Growth and Development process. Obviously, if NCE acquires a larger FUCO or foreign EWG, it will have less capacity under its permissible aggregate investment to purchase domestic EWGs.




--------------------------------------------------------------------------------
value - approximately $289.8 million as of December 31, 1997. The note has a twenty-year maturity, although it may be prepaid with no prepayment penalty.

As indicated in NCE's Application/Declaration in File No. 70-9193, NC Enterprises plans to prepay the note through a capital contribution to be made by NCE upon the anticipated sale of common stock in 1998 and 1999. NCE expects that upon the sale of common stock for which authorization was granted by the Commission in File No. 70-9007 (HCAR No. 26872), it will make the contemplated capital contribution to NC Enterprises to enable NC Enterprises to prepay the note to PSCo.

Item 2.        FEES, COMMISSIONS, AND EXPENSES

     The fees, commissions, and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated to be $25,000 (for legal fees and expenses).

Item 3.        APPLICABLE STATUTORY PROVISIONS

A.   GENERAL PROVISIONS

     Sections 32 and 33 of the Act and Rules 53 and 54 of the Commission's rules thereunder are or may be applicable to the proposed transactions.

     Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, NCE will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since NCE is proposing herein that NCE's aggregate investment may exceed 50% of NCE's consolidated retained earnings. None of the conditions specified in Rule 53(b) is applicable.

B.   COMPLIANCE WITH RULE 53(c)

     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:

     - will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     - will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     Initially, NCE would note that the Commission has performed an analysis of the requirements of Rule 53(c) with respect to applications/declarations filed by The Southern Company ("Southern") in File No. 70-8725, by Central and South West Corporation ("CSW") in File No. 70-8809, by GPU, Inc. ("GPU") in File No. 70-8593, Cinergy Corporation ("Cinergy") in File No. 70-9011, and AEP in File No. 70-9021. In these applications/declarations, Southern, CSW, GPU, Cinergy, and AEP sought almost identical authority to the authority sought by the NCE hereunder, namely relief from the safe-harbor requirements of Rule 53(a)(1) to allow NCE to have an aggregate investment of up to 100% of consolidated retained earnings. The Commission granted such authority by issuing its orders making such applications/declarations effective on April 1, 1996 (HCAR No. 26501) (the "Southern Order"),

January 24, 1997 (HCAR No. 26653) (the "CSW Order"), November 17, 1997 (HCAR No. 26779) (the "GPU Order"), March 23, 1998 (HCAR No. 26848) (the "Cinergy Order"), and April 27, 1998 (HCAR No. 26864) (the "AEP Order") (collectively, the "100% Orders"). In those orders, the Commission found that Southern, CSW, GPU, Cinergy, and AEP had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of their systems. A comparison with NCE of those financial indicators used by Southern, CSW, GPU, Cinergy, and AEP, considering the size and market position of NCE relative to Southern, CSW, GPU, Cinergy, and AEP, demonstrates that the financial integrity of NCE is substantially similar to the financial integrity of those holding company systems. Thus, this Application/Declaration, which seeks substantially the same authority as granted in the 100% Orders, is consistent with the rationale of, and the conclusions reached by the Commission in, those orders.

     NCE addresses each of the requirements of Rule 53(c) as follows:

     1. The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the NCE System
          ------------------------------------------------------------------

     The use of proceeds from the issuance of debt and equity securities of NCE to make aggregate investments in EWGs and FUCOs, and the issuance of, or provision for, Guarantees in connection therewith by NCE, in amounts of up to NCE's consolidated retained earnings will not have a "substantial adverse impact" on the financial integrity of the NCE System.

     The lack of any "substantial adverse impact" on NCE's financial integrity as a result of increased levels of investments in EWGs and FUCOs can be demonstrated in several ways, including the analysis of historic trends in NCE's consolidated capitalization ratios and retained earnings and the market view of NCE's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by NCE to finance investments in EWGs and FUCOs exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of NCE.

          a.   KEY FINANCIAL RATIOS/BENCHMARKS

               i.   CAPITALIZATION RATIOS

               Aggregate investments in EWGs and FUCOs (as defined in Rule 53(a)) in amounts up to 100% of NCE's consolidated retained earnings ($715.6 million as of December 31, 1997) would still represent a relatively small commitment of NCE capital for a company the size of NCE, based on various key financial ratios at December 31, 1997. For example, investments of this amount would be equal to only 15.5% of NCE's total consolidated capitalization ($4.6 billion), 12.9% of consolidated net utility plant ($5.5 billion), 9.8% of total consolidated assets ($7.3 billion), and 13.5% of the market value of NCE's outstanding common stock ($5.3 billion) as of December 31, 1997. The following chart shows how these compare to the same percentages for Southern, CSW, GPU, Cinergy, and AEP, as reflected in each system's respective 100% Orders.

                ----------------------------------------------------------------
                 Investments in EWGs and FUCOs (assuming equal to 100% of
                 consolidated retained earnings) as a percentage of:
--------------------------------------------------------------------------------
 Company          Consolidated   Consolidated      Total       Market Value of
                 Capitalization   Net Utility    Consoli-    Outstanding Common
                                     Plant     dated Assets         Stock

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Southern             16.3%          15.4%          11%             20.4%
--------------------------------------------------------------------------------
 CSW                   23%            23%           14%              31%
--------------------------------------------------------------------------------
 GPU                  24.9%          34.2%         19.4%            49.8%
--------------------------------------------------------------------------------
 Cinergy               16%            16%           11%              19%
--------------------------------------------------------------------------------
 AEP                   16%           13.8%         9.8%             18.5%
--------------------------------------------------------------------------------
 Average of above     19.2%          20.5%          13%             27.7%
--------------------------------------------------------------------------------
 NCE                  15.5%          12.9%         9.8%             13.5%
--------------------------------------------------------------------------------

This comparison verifies that an aggregate investment of 100% of NCE's consolidated retained earnings would involve a relatively small commitment of capital for a company of NCE's size. Moreover, in every category, the NCE percentage is either lower than (except in one instance where it is equal to) the applicable percentage for the other registered systems that have 100% Orders.

               NCE's credit rating is currently BBB+ by Standard & Poor's, Baa1 by Moody's, and A- by Duff & Phelps. NCE's consolidated capitalization and interest coverage ratios for 1997 (PRO FORMA since the Merger was only completed in August of 1997 and also to make adjustment to eliminate the effects of the U.K. Windfall Tax, which was accounted for as an extraordinary item) are within industry ranges set by independent debt rating agencies for BBB rated companies, as shown below:

     NCE CONSOLIDATED 1997 DEBT TO CAPITALIZATION AND INTEREST COVERAGE RATIOS (EXCLUDING NON-RECOURSE PROJECT DEBT) FOR THE YEAR ENDED DECEMBER 31, 1997*

     Total Debt/Capital                                     50.8%
     Pre-Tax Interest Coverage                               3.1x
     Funds from Operations Interest Coverage                 2.7x(14)

     1997 AVERAGE INDUSTRY RATIOS FOR BBB RATED INVESTOR-OWNED UTILITIES**

     Total Debt/Capital                                     49.7%
     Pre-Tax Interest Coverage                               2.6x

--------------------------
(14) The FFO to Interest coverage ratio was negatively impacted by the lag in recovery of increased gas costs in late 1996 and early 1997. When taken into account, NCE's FFO to Interest coverage ratio would be within the industry range for BBB rated utilities.

     Funds from Operations Interest Coverage                 3.3x

     * Consistent with rating agency treatment, mandatorily redeemable preferred securities are not included in debt and related interest coverage ratios.
     **   Standard & Poor's Utility Financial Statistics (Nov. 1997).

               NCE's PRO FORMA consolidated capitalization ratios as of December 31, 1997 were 49.2% equity (including mandatorily redeemable preferred securities and common and preferred equity) and 50.8% debt (including approximately $590 million of short-term debt). No non-recourse debt of the NCE Companies' EWGs and FUCOs is consolidated for financial reporting purposes.
This ratio continues to be within industry ranges set by independent debt rating agencies for BBB rated companies.

               ii.  CONSOLIDATED RETAINED EARNINGS

               Again, using PRO FORMA numbers (since the Merger was only completed in August of 1997 and to make adjustments for the effects of the U.K. Windfall Tax), NCE's consolidated retained earnings have grown on average almost 6.7% per year over the previous three years. Consolidated retained earnings increased $63 million during 1995, a 9.6% increase; by $53 million during 1996, a 7.4% increase; and decreased by $3 million during 1997 (the year in which the Merger was completed), a 0.5% decrease.(15)

               Although it is not possible to compare on a pure apples-to-apples basis, NCE's average annual retained earnings growth rate is within the range of growth rates for those other systems that have obtained 100% Orders.

               iii. RULE 53(B) FACTORS

               With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable: (1) there has been no bankruptcy of an NCE associate company (Rule 53(b)(1)); (2) NCE's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)); and (3) in the previous fiscal year, NCE did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of consolidated retained earnings (Rule 53(b)(3)).

               NCE undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period.

               iv.  OTHER INDICATORS

--------------------------
(15) NCE's 1997 retained earnings growth was negatively impacted by certain non-recurring expenses, including the recognition of merger and business integration costs incurred during 1997. Additionally, interest charges and preferred dividends increased primarily due to interest on borrowings utilized to finance capital expenditures and the April 1997 investment in Yorkshire Electricity.

               Other financial indicators show the financial strength of NCE. For example, on a PRO FORMA basis to reflect both the Merger and to eliminate the effect of the U.K. Windfall Tax on Yorkshire Electricity in 1997, NCE's earnings per share and return on equity were $2.64 and 12.8%, respectively, for the year ended 1996 and $2.50 and 11.6%, respectively, for the year ended 1997.

          b.   MARKET ASSESSMENT OF NCE

               i.   ASSESSMENT OF GROWTH AND EARNINGS

               The market's assessment of NCE's future growth and earnings also compares favorably to other electric utility issuers (again using PRO FORMA figures). This can be shown by comparison of NCE's price-earnings and market-to-book ratios, as compared to industry averages. These measures indicate investor confidence in NCE.

                                             1997
               P/E Ratio:                    ----
               ---------
               NCE                           19.2
               Electric Industry*            15.9

               Market-to-Book Ratio:
               --------------------
               NCE                           215%
               Electric Industry*            175%

     *    1997 industry average taken from Regulatory Research Associates, Inc.
          - Utility Focus 1/6/98 Table II.

               An average to above average price/earnings and market-to-book ratios were noted as indicators of favorable market assessments in all of the 100% Orders.

               ii.  DIVIDEND PAYOUT RATIO

          NCE's indicated dividend rate at December 31, 1997 was $2.32 per share. When calculated against NCE's pro forma earnings per share of $2.50 for 1997, the payout ratio is above the electric utility average. This relatively high payout ratio is attributed in part to the recognition of merger and business integration costs, which negatively impacted NCE's PRO FORMA earnings per share.

                                             1997
                                             ----
               NCE Payout Ratio %            93*
               Electric Industry %           82**

     * Restated to eliminate the extraordinary loss from the windfall tax on Yorkshire Electricity.

     **   Standard & Poor's Utility Financial Statistics (November 1997).

     2. The Proposed Transactions Will Not Have an Adverse Impact on Any Utility Subsidiary of NCE, or its Customers, or on the Ability of NCE's State Public Utility Commissions to Protect Such Customers
          ----------------------------------------------------------------------

     NCE's and the NCE Companies' request in this Application/Declaration to raise NCE's investment limits in EWGs and FUCOs to 100% of consolidated retained earnings will not have an "adverse impact" on any of NCE's Operating Companies, their respective customers, or on the ability of the six State commissions having jurisdiction over the NCE Operating Companies to protect such NCE Operating Companies or such customers.

     The conclusion that the NCE Operating Companies and their customers will not be adversely impacted by increased levels of investment by NCE in Projects is well supported by (i) the insulation of the NCE Operating Companies and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analyses of the NCE Operating Companies' financial integrity (including ability of the NCE Operating Companies to issue senior securities); and (iii) the proven effectiveness of state commission oversight together with the affirmation by the state commissions of Colorado, Kansas, Oklahoma, New Mexico, Texas, and Wyoming that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective states from any adverse impact.

          a.   INSULATION FROM RISK

          All of NCE's investments in EWGs and FUCOs are, and in the future will remain, segregated from the NCE Operating Companies. While all of the NCE Companies' present investments in EWGs and FUCOs originally were direct or indirect investments of PSCo and SPS, in File No. 70-8787 (approving the Merger) and File No. 70-9193 (approving the transfer of NCI from PSCo to NC Enterprises), NCE has obtained the authority to segregate existing investments in EWGs and FUCOs from the NCE Operating Companies. Thus, the NCE Operating Companies are, and are currently expected in the future to remain, insulated from the direct effects of investments by NCE and the NCE Companies in EWGs and FUCOs. Any losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any NCE Operating Company (because of the Applicants' undertaking not to seek recovery in rates). NCE represents that it will not seek recovery through higher rates to the NCE Operating Companies' utility customers in order to compensate NCE for any possible losses that it or the NCE Companies may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments.

          Moreover, to the extent that there may be indirect impacts on the NCE Operating Companies from NCE EWG and FUCO investments through effects on NCE's capital costs, the state commissions regulating the NCE Operating Companies can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to ratepayers.

          NCE has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of NCE Operating Company employees in connection with providing services to EWGs and FUCOs. Increased levels of investment in EWGs and FUCOs are not anticipated to have any impact on utilization of NCE Operating Company employees. The NCE Operating Companies have not and will not increase staffing levels to support the operations of EWGs and FUCOs. NCE and the NCE Companies expect that project development, management, and home office support functions for EWGs and FUCOs will largely be performed by NCS and by outside consultants (E.G., engineers, investment advisors, accountants, and attorneys) engaged by an NCE Company. It is expected that UE will also be called upon to provide such consulting services. Accordingly, the NCE Companies' need for the support of personnel provided by the NCE Operating Companies has been, and is expected to continue to be, modest.

          Finally, NCE has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the NCE Operating Companies and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

          b.   NCE OPERATING COMPANY FINANCIAL INTEGRITY

          The NCE Operating Companies are in excellent financial health, as indicated by such factors as debt/equity ratios of the NCE Operating Companies, earnings coverages, and security ratings.

               i.   DEBT/EQUITY RATIOS

               Debt (including short-term debt) ratios of the two major NCE Operating Companies are consistent with the industry range for A-rated electric utilities. The current industry average for A-rated electric utilities is approximately 48%.(16)

     DEBT AS % OF CAPITALIZATION             1995      1996      1997
     ---------------------------             ----      ----      ----
     PSCo                                    51%       51%       50%*
     SPS                                     42%       49%       49%

     *    Restated to eliminate effect of U.K. Windfall Tax.

               ii.  EARNINGS COVERAGES


------------------------------
(16)    Standard & Poor's Utility Financial Statistics (Nov. 1997).

               The major NCE Operating Companies' ability to issue debt and equity securities in the future depends upon their financial strength at the time such securities are issued. To the degree they issue senior secured debt, they must comply with certain coverage requirements designated in their mortgage bond indentures. December 31, 1997 indenture earnings coverages for the NCE Operating Companies were approximately 4.9 for SPS and PSCo, in each case well above the required coverages of 2x and 2.5x, respectively. Accordingly, the NCE Operating Companies should have more than adequate earnings coverages for financing requirements in the foreseeable future.

               iii. SECURITY RATINGS

               The NCE Operating Companies' coverages have generally been within the A and BBB ranges set by the major rating agencies in recent years. The NCE Operating Companies continue to show adequate financial statistics as measured by the rating agencies.

                           DEBT RATINGS (as of 12/31)
                           ------------

      S&P RATING:                  1995           1996       1997      CURRENT
      ----------                   ----           ----       ----      -------
      PSCo                         BBB+            A-          A          A

      SPS                           AA             AA          A          A

      CLFP                          BBB           BBB         BBB        BBB


      MOODY'S RATING:              1995           1996       1997      CURRENT
      --------------               ----           ----       ----      -------

      PSCo                         Baa1            A3         A3         A3

      SPS                           Aa2           Aa2         Aa2        Aa2

      CLFP                          N/A           N/A         N/A        N/A


      DUFF & PHELPS RATING:        1995           1996       1997      CURRENT
      --------------------         ----           ----       ----      -------

      PSCo                          N/A           N/A         N/A         A

      SPS                           AA             AA         AA         AA

      CLFP                          N/A           N/A         N/A        N/A

                               PREFERRED STOCK RATINGS

          SPS has no outstanding traditional preferred stock and PSCo has issued a call notice to redeem all of its outstanding traditional preferred stock as of June 10, 1998.

               In addition, the rating agencies consider the NCE Operating Companies as having relatively favorable competitive positions, with Standard & Poor's ranking PSCo "average" and

SPS "reasonably strong" business position. See Standard & Poor's Utility Credit Report, May, 1997. Additionally, Standard & Poor's recently (4/14/98) affirmed the ratings of both of the major NCE Operating Companies, and revised its outlook on PSCo to positive from stable. SPS's outlook from Standard & Poor's remains stable.(17)

               NCE does not believe that investments made in EWGs and FUCOs have negatively affected the first mortgage bond ratings of its NCE Operating Companies, PSCo and SPS. Upon announcement of the acquisition of Yorkshire Electricity, the credit ratings of PSCo were affirmed by Moody's and Standard & Poor's. None of the ratings of the NCE Operating Companies has been downgraded as a result of investments in an EWG or FUCO.

          c.   NCE OPERATING COMPANIES' CAPITAL NEEDS

          Additional investments in EWGs and FUCOs will not have any negative impact on the NCE Operating Companies' ability to fund operations and growth. As indicated above, present projections indicate that the NCE Operating Companies will continue to fund their operations and their construction expenditures primarily from internal sources of cash and from sales of securities and other borrowings for the next three years. Moreover, there is ongoing evidence that the NCE Operating Companies can access capital markets as needed.

          NCE Operating Companies - Construction Expenditures: actual (1995-1997) and projected (1998) expenditures, including Allowance for Funds Used During Construction ($ million):

               1995      1996      1997      1998
               ----      ----      ----      ----
               380       455       475       536

Percent internally generated:

               1995      1996      1997(18)  1998
               ----      ----      ----      ----
               85%       54%       21%       76%

          d.   ADEQUACY OF STATE COMMISSION OVERSIGHT

          In the opinion of NCE and the NCE Companies, the six state commissions having jurisdiction over the NCE Operating Companies, namely Colorado, Kansas, Oklahoma, New Mexico, Texas, and Wyoming (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions have not raised objections to NCE's current


------------------------
(17)    The rating agencies do no formal rating of CLFP.
(18) 1997 was an unusual year in that cash from operations was negatively impacted by the lag in recovery of increased gas costs in late 1996 and early 1997. In the meantime, the operating companies access to capital markets have not been impacted and, in fact, PSCo was able to successfully access capital markets as evidenced by it's recent (April & May 1998) issuance of $250 million of First Collateral Trust Bonds and $194 million of trust originated preferred securities.

investments in EWGs or FUCOs.(19) To provide the Commission with added assurances, representatives of NCE and the applicable NCE Operating Company have met with each of the State Commissions having jurisdiction over the NCE Operating Companies and requested each to provide the Commission with a letter certifying that such State Commission has jurisdiction over certain NCE Operating Companies and that such State Commission can protect ratepayers from any adverse effect or costs that might result from NCE's investments in EWGs and FUCOs. Additionally, with respect to certain State Commissions, the NCE Operating Companies will, among other things, have to comply with certain reporting requirements and covenant that such investments in EWGs will not result in any obligation by the NCE Operating Companies. The NCE Operating Companies have been subjected to numerous audits by the Federal Energy Regulatory Commission. Such audits have not raised any issue relative to affiliate transactions generally.

          NCE would further note that the settlement agreements that the now NCE Operating Companies entered into in connection with the obtaining of regulatory approval for the Merger provide additional assurance that the NCE Operating Companies and their customers will not be harmed by NCE's and the NCE Operating Companies' investments in EWGs and FUCOs. Specific examples of added protections resulting from the settlements are as follows:

               i. The Colorado Public Utilities Commission ("Colorado Commission"), in its order approving a settlement agreement, created additional reporting requirements for cost assignments and allocation methodologies used for charges made by NCS to PSCo and also required PSCo to report annually all inter-affiliate and parent transactions. The Colorado Commission last year also adopted affiliate transaction rules that will apply to any transactions between PSCo and any NCE Company, including those relating to support services by PSCo for EWGs and FUCOs.

               ii. The New Mexico Public Utility Commission ("New Mexico Commission") adopted the Recommended Decision of a Hearing Examiner which found, among other things, that SPS would have the burden of proof for five years that the cost of capital had not been adversely affected by the Merger and that any negative effect would be borne by the shareholders, that prior approval of the New Mexico Commission was required for SPS to loan funds to, assume liabilities of, or purchase securities of affiliated interests, and that the New Mexico Commission shall have access to the books, records, accounts or documents, of SPS's affiliates.

               iii. The Public Utilities Commission of Texas, in adopting the terms of the Non-Unanimous Stipulation, ordered that no party would be precluded from asserting that SPS's cost of capital had been adversely affected by the Merger and that any adverse affect would be borne by the shareholders unless offset by merger savings.

               iv. The Public Service Commission of Wyoming ("Wyoming Commission") in adopting the terms of the Stipulation and Agreement stated that NCE's commitments contained in the Stipulation were sufficient protection for Wyoming ratepayers to warrant approving

--------------------------
(19) Section 33(c)(2) provides that the State commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

the merger. These included a commitment by NCE to not assert preemption by the SEC as a defense in the event that the Wyoming Commission wished to evaluate or disallow in retail rates the costs of goods and services that Cheyenne Light, Fuel and Power obtains from NCS and the commitment to provide an annual analysis of the results of cost assignment and allocation methodologies.

     Finally, as noted above, the State Commissions will have authority to make adjustments in an NCE Operating Company's cost of capital to take into account any negative effect from NCE's and the NCE Companies' investments in EWGs and FUCOs.

     For all of these reasons, the State Commissions will have adequate authority to protect NCE Operating Company ratepayers from any adverse effect associated with NCE and NCE Company investments in EWGs and FUCOs.

C.   COMPLIANCE WITH RULE 54

     Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and NCE's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. However, to enable the Commission to monitor the impact of the transactions for which authority is sought hereby, NCE proposes to report the following additional information in the quarterly Rule 24 certificates it is filing in accordance with the Financing Order:

     1. A Rule 53(a) computation - that is a calculation of the ratio of NCE's aggregate investment in EWGs and FUCOs to NCE's average consolidated retained earnings (both as determined in accordance with Rule 53(a));

     2. A statement of aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of that quarter;

     3.   Consolidated capitalization ratios as of the end of that quarter;

     4. The market-to-book ratio of NCE's common stock at the end of that quarter;

     5. An analysis of the growth in consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other NCE subsidiaries; and

     6. A statement of revenues and net income of each NCE Company for the twelve months ended as of the end of that quarter.

     This information is the same as that required by the Commission with respect to the other registered systems that have obtained 100% Orders. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which NCE and other system companies will require Commission authorization.

Item 4.        REGULATORY APPROVAL

     The issuance and sale of securities by NCE and the use of the proceeds thereof to acquire or guarantee the securities of any EWG or FUCO are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission. NCE has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application-Declaration to the public utility commissions in Colorado, Kansas, Oklahoma, New Mexico, Texas, and Wyoming. As noted above, NCE and the NCE Operating Companies have discussed the request for further investment authority set forth in this Application/Declaration with each of the six State Commissions having jurisdiction over the NCE Operating Companies.

Item 5.        PROCEDURE

     NCE requests, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting this Application/Declaration to become effective be issued forthwith. NCE waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since NCE desires that the Commission's order, when issued, become effective immediately. NCE consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application/Declaration.

Item 6.        EXHIBITS AND FINANCIAL STATEMENTS


   EXHIBITS
   --------
   Exhibit F        Opinion of Counsel (to be filed by amendment)
   Exhibit G        Financial Data Schedule of New Century Energies, Inc.
   Exhibit H-1      Ratings of Yorkshire Electricity and YPG
   Exhibit H-2      Proposed Form of Federal Register Notice

   FINANCIAL STATEMENTS
   --------------------
   FS-1             NCE Consolidated Financial Statements as of December 31,
                    1997 (incorporated by reference to the Annual Report on Form
                    10-K of NCE for the fiscal year ended December 31, 1997
                    (File No. 1-12927))

Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of the Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants/Declarants that will have an impact on the environment. The Applicants/Declarants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                     SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                              NEW CENTURY ENERGIES, INC.



                              By: /s/ Richard C. Kelly
                                 ---------------------------------------
                              Name:   Richard C. Kelly
                              Title:  Executive Vice President and
                                      Chief Financial Officer of
                                      New Century Energies, Inc.


Date: July 29, 1998